SEC 1746 (2-98)        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                       INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                       RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                       CONTROL NUMBER.

                                                   -----------------------------
                                                   OMB Approval
                                                   -----------------------------
                                                   OMB Number: 3235-1045
                                                   -----------------------------
                                                   Expires: October 31, 2002
                                                   -----------------------------
                                                   Estimated average burden
                                                   hours per response...14.9
                                                   -----------------------------



                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                          AMWEST INSURANCE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    032345100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                MICHAEL B. KLEIN
                           1475 TERMINAL WAY, SUITE E
                               RENO, NEVADA 89502
                                 (775) 720-2488
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JANUARY 24, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
CUSIP No.  032345100
------------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MICHAEL B. KLEIN, PACIFICOR, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]
          NOT APPLICABLE
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                           [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    251,400
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   251,400
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          251,400
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.8% (1)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN, CO
          ---------------------------------------------------------------------

(1) BASED ON 4,326,067 SHARES OF AMWEST INSURANCE GROUP, INC. COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 2000, AS REPORTED IN AMWEST INSURANCE GROUP, INC.'S FORM 10-Q FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 2000.

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the beneficial ownership of 251,400 shares of common stock, par value $.01 per share ("Amwest Common Stock"), of Amwest Insurance Group, Inc., a Delaware corporation ("Amwest"). The principal executive offices of Amwest are located at 5230 Las Virgenes Road, Calabasas, California 91302.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed on behalf of Pacificor, Inc., a Delaware corporation, and Michael B. Klein, an individual.

                (a) Name: Pacificor, Inc. and Michael B. Klein.

                (b) Business address: 1475 Terminal Way, Suite E, Reno, NV
        89502.

                (c) Mr. Klein's address is 1475 Terminal Way, Suite E, Reno, NV 89502. The principal business of Pacificor, Inc. is to invest in and manage other businesses. The principal business address of Pacificor, Inc. is 1475 Terminal Way, Suite E, Reno, Nevada 89502.

                (d) During the past five years, Mr. Klein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) During the past five years, Mr. Klein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) Mr. Klein is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Bonds.com, Inc., a newly-formed corporation owned and controlled by Mr. Klein, was seeking to obtain equity financing from a nationally-recognized venture capital firm in an amount expected to exceed $20 million if the proposal discussed below in Item 4 was accepted. If such funds were not available, Mr. Klein intended to contribute the necessary funds to Bonds.com, Inc. to complete the acquisition.

ITEM 4. PURPOSE OF TRANSACTION.

        On September 22, 2000, Bonds.com, Inc. presented a confidential written proposal to Amwest. offering its public shareholders a $6.00 cash price per share, subject to certain conditions. On October 6, 2000, Bonds.com, Inc. presented a revised confidential written proposal increasing the purchase price offered to the public shareholders from $6.00 to $7.50 per share and removing conditions with respect to financing and obtaining an insurance company partner. Subsequent to October 6,2000 Bonds.com, Inc. and Mr. Klein held various discussions and negotiations with Amwest regarding a possible transaction. However, no agreement regarding such a transaction was ever reached. On
January 23, 2001 Bonds.com, Inc. notified Amwest that it was no longer pursuing any possible transaction with Amwest and the filing persons no longer are holding securities with the purpose or effect of changing or influencing control of Amwest. The filing persons therefore are contemporaneously filing a statement on Schedule 13G in accordance with Rule 13d-1(h).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                (a) Pacificor beneficially owns 251,400 shares of Amwest Common Stock, representing approximately 5.8% of the outstanding shares of Amwest Common Stock, based on 4,326,067 shares of Amwest Common Stock outstanding as of November 10, 2000 as reported in Amwest's 10-Q filed with the Securities and Exchange Commission on November 14, 2000.

                (b) The shares of Amwest Common Stock are held by Pacificor, Inc. Mr. Klein is the principal stockholder of Pacificor, Inc. and Chief Executive Officer of Pacificor, Inc. and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Amwest Common Stock beneficially owned by Pacificor, Inc. Mr. Klein disclaims beneficial ownership of the shares of Amwest Common Stock held by Pacificor.

                (c) Not applicable

                (d) Not applicable.

                (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Bonds.com, Inc. and Pacificor, Inc. are both owned and controlled by Michael Klein. There are no other contracts, arrangements or understandings between Bonds.com, Inc. and Pacificor, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Letter dated September 22, 2000 from Bonds.com, Inc. to Amwest Insurance Group, Inc. proposing to acquire the publicly-held shares of Amwest Insurance Group, Inc.

        Exhibit 2 Letter dated October 6, 2000 from Bonds.com, Inc. to Amwest Insurance Group, Inc. revising its earlier proposal.

        Exhibit 3 Letter dated January 23, 2001 from Bonds.com, Inc. to Amwest Insurance Group, Inc. terminating discussions with Amwest Insurance Group.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 24,2001                      By:  /s/ Michael B. Klein
                                                    ---------------------------
                                                    Michael B. Klein



                                                     Pacificor, Inc.


Dated:   January 24, 2001                      By:  /s/ Michael B. Klein
                                                    ---------------------------
                                                    Michael B. Klein
                                                    Chief Executive Officer